Mail Stop 4561

April 10, 2008

VIA USMAIL and FAX (949) 273 - 4001

Mr. Gary D. Allhusen
Executive Vice-President & Chief Operating Officer
Caneum, Inc.
170 Newport Center Drive, Suite 210
Newport Beach, California 92660

> **Re:** **Caneum, Inc.**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 7/3/2007**
> **File No. 000-30874**

Dear Mr. Gary D. Allhusen:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

     Sincerely,

     Jorge Bonilla
     Senior Staff Accountant